

February 22, 2011

Mr. James A. Edmiston
Chief Executive Officer
Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077

> **Re:** **Harvest Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A Filed April 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Response Letter Dated September 14, 2010**
> **Response Letter Dated November 22, 2010**
> **Response Letter Dated February 1, 2011**
> **File No. 001-10762**

Dear Mr. Edmiston:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director